

July 17, 2006

06015359

RECEIVED
2006 JUL 20 P 2:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Atlas Copco
Second quarter report 2006
(unaudited)

SUPPL

Record performance – strategic acquisitions

- **The divestment process of the construction equipment rental business continues and is expected to be finalized in the third quarter.**
  - This business is reported as discontinued operations.
- **Strong growth in all regions and most customer segments.**
- **All business areas improved sales, profits and margins.**
- **Agreements to acquire two compressor businesses with total turnover above BSEK 2.2.**
- **Orders received for continuing operations up 20%, whereof 14% in volume.**
- **Revenues for continuing operations reached MSEK 12 444 (10 539), up 12% in volume.**
  - MSEK 15 408 (13 062) including Rental Service.
- **Operating profit for continuing operations was MSEK 2 337 (1 667), corresponding to a margin of 18.8% (15.8).**
  - MSEK 3 163 (2 241) including Rental Service, a margin of 20.5% (17.2).
- **Profit before tax for continuing operations increased 38% to MSEK 2 433 (1 766).**
  - MSEK 2 926 (2 170) including Rental Service.
- **Profit for the period was MSEK 1 963 (1 492).**
- **Basic earnings per share were SEK 3.11 (2.36).**
- **Operating cash flow totaled MSEK 799 (955).**

PROCESSED
JUL 24 2006
THOMSON FINANCIAL

MSEK	April – June continuing operations 2006	2005	%	April – June including discontinued operations 2006	2005	%
Orders received	13 562	11 315	+20	16 526	13 838	+19
Revenues	12 444	10 539	+18	15 408	13 062	+18
Operating profit	2 337	1 667	+40	3 163	2 241	+41
– as a percentage of revenues	*18.8*	*15.8*		*20.5*	*17.2*	
Profit before tax	2 433	1 766	+38	2 926	2 170	+35
– as a percentage of revenues	*19.6*	*16.8*		*19.0*	*16.6*	
Profit for the period	1 695	1 258	+35	1 963	1 492	+32
Basic earnings per share, SEK	2.68	1.99	+35	3.11	2.36	+32
Equity per share, SEK				41	34	
Return on capital employed, %				32	25	

Near-term demand outlook

The demand for Atlas Copco's products and services, from most customer segments such as mining, infrastructure and other non-residential construction, the manufacturing and process industries, is expected to remain at the current high level.

Atlas Copco Group Center

Atlas Copco AB
SE-105 23 Stockholm
Sweden

Visitors address:
Sickla Industriväg 3
Nacka

Telephone: +46 (0)8 743 8000
Telefax: +46 (0)8 644 9045
Web site www.atlascopco.com

A Public Company (publ)
Reg. No: 556014-2720
Reg. Office Nacka

Atlas Copco Group

Summary of half-year results

Orders received by the Atlas Copco Group's continuing operations in the first six months of 2006 increased 29%, to MSEK 27 261 (21 147). Volume for comparable units increased 19%, price increases added 2% and structural changes 2%, while the positive currency translation effect was 6%. Revenues for continuing operations increased 25%, to MSEK 24 392 (19 549), corresponding to 15% volume growth.

Operating profit for continuing operations increased 47% to MSEK 4 433 (3 011), corresponding to a margin of 18.2% (15.4). The positive impact of changes in exchange rates compared with previous year was approximately MSEK 200 for the first half-year. Profit before tax amounted to MSEK 4 697 (3 264), up 44% and corresponding to a margin of 19.3% (16.7). Profit for the period, including discontinued operations totaled MSEK 3 749 (2 690), or SEK 5.94 (4.26) per share.

Operating cash flow before acquisitions, divestments and dividends totaled MSEK 1 335 (1 972), including discontinued operations.

	January – June continuing operations			**January – June** including discontinued operations		
MSEK	2006	2005	%	2006	2005	%
Orders received	27 261	21 147	+29	33 140	25 828	+28
Revenues	24 392	19 549	+25	30 271	24 230	+25
Operating profit	4 433	3 011	+47	5 934	3 936	+51
– as a percentage of revenues	*18.2*	*15.4*		*19.6*	*16.2*	
Profit before tax	4 697	3 264	+44	5 532	3 879	+43
– as a percentage of revenues	*19.3*	*16.7*		*18.3*	*16.0*	
Profit for the period	3 297	2 336	+41	3 749	2 690	+39
Basic earnings per share, SEK	5.22	3.70	+41	5.94	4.26	+39

Review of second quarter

Market development

Demand for the Group's products and services in **North America** continued to be strong in most product and customer segments. Manufacturing and process industries continued to invest in increased capacity and productivity. In the motor vehicle industry, however, investments for advanced assembly tools and systems decreased compared with recent periods. Demand from the construction industry improved, which benefited all business areas. The demand from the mining industry remained at a high level.

In **South America**, the demand remained solid in most markets. Investments in mining and construction equipment, compressed air equipment and related aftermarket products increased, whereas demand for industrial tools remained roughly flat.

The demand in **Europe** was robust. The manufacturing and process industries' demand for industrial equipment and related aftermarket products improved in most markets, most significantly in Eastern Europe. Apart from the motor vehicle industry, in which demand declined also in Western Europe, a good demand level was noted from most customer segments. The construction demand increased, particularly for portable compressors and construction tools. Geographically, the growth was well spread with many major markets, including Great Britain, Italy, Russia and Germany recording double-digit order growth.

The **Africa/Middle East** region developed very positively. In particular, demand for mining equipment in Africa and construction and industrial equipment in the Middle East was very strong.

The demand from most customer segments in **Asia** improved. Growth continued to be strong in all major markets – China, Japan, India and South Korea. In **Australia,** the demand was particularly strong from the mining industry.

Discontinued operations
On February 2, 2006, it was announced that Atlas Copco will explore a divestment of its construction equipment rental operations. In accordance with IFRS, the business is reported as discontinued operations, see page 9: Accounting principles.

The divestment process continued during the quarter and is expected to be finalized in the third quarter.

Orders and revenues

	April – June	
MSEK	Orders Received	Revenues
2005 reported	13 838	13 062
Less: Discontinued operations	-2 523	-2 523
2005 continuing operations	11 315	10 539
Structural change, %	+2	+2
Currency, %	+2	+2
Price, %	+2	+2
Volume, %	+14	+12
Total, %	+20	+18
2006 continuing operations	13 562	12 444

Geographic distribution of orders received, continuing operations

%	Jan. – June 2006	Jan. – June 2005
North America	22	20
South America	7	7
Europe	39	44
Africa/Middle East	10	8
Asia/Australia	22	21
	100	100

Geographic distribution of orders received, including discontinued operations

%, last 12 months	June 2006	June 2005
North America	37	37
South America	5	5
Europe	32	35
Africa/Middle East	8	6
Asia/Australia	18	17
	100	100

Earnings and profitability
Operating profit for continuing operations increased 40% to MSEK 2 337 (1 667), corresponding to an operating margin of 18.8% (15.8). Operating profit including discontinued operations was MSEK 3 163 (2 241), a margin of 20.5% (17.2). All business areas improved both profits and margins. Key drivers for the improved operating performance were significantly higher revenue volumes and a positive price development, which more than compensated for increased costs for marketing activities and components. The effect from changes in exchange rates was neutral, comprising of a positive translation effect and a negative transaction effect.

Including discontinued operations net financial costs increased to MSEK -237 (-71), due to higher interest rates and a currency hedging cost of MSEK -89 related to the expected divestment proceeds. Net financial items for continuing operations were MSEK 96 (99).

Profit before tax for continuing operations improved 38% to MSEK 2 433 (1 766), to a margin of 19.6% (16.8). Including discontinued operations, profit before tax was MSEK 2 926 (2 170) and the margin was 19.0% (16.6).

Profit for the period totaled MSEK 1 963 (1 492). This includes profit from discontinued operations, net of tax, of MSEK 268 (234). Basic earnings per share, including discontinued operations, were SEK 3.11 (2.36) and diluted earnings per share were SEK 3.10 (2.36).

The return on capital employed, including discontinued operations, during the 12 months to June 30, 2006, was 32% (25), and the return on equity was 31% (24). The Group currently uses a weighted average cost of capital (WACC) of 7.8%, pre-tax equivalent approximately 11.5%, as an investment and overall performance benchmark.

Cash flow and investments, including discontinued operations
Cash flow before changes in working capital reached MSEK 3 396 (2 487), corresponding to 22% (19) of Group revenues. Working capital decreased by MSEK 7 (47). An increase in receivables and inventory, in line with the strong sales growth, was offset by an increase in supplier credits. Net cash from operating activities reached MSEK 3 403 (2 534), whereof MSEK 1 510 (1 519) from discontinued operations.

Cash flows from investing activities, excluding acquisitions and divestments of businesses, increased to MSEK -2 604 (-1 579) with MSEK -1 815 (-1 120) referring to discontinued operations. Operating cash flow equaled MSEK 799 (955), whereof MSEK -305 (399) from discontinued operations.

Net indebtedness
The Group's net indebtedness, defined as the difference between interest-bearing liabilities and liquid assets, amounted to MSEK 8 214 (8 912), of which MSEK 1 783 (2 281) was attributable to post-employment benefits. The separation of the balance sheet in continuing and discontinued operations resulted in a positive net cash position of MSEK 4 578 for continuing operations and a net indebtedness of MSEK 12 792 for discontinued operations. The total debt/equity ratio, defined as net indebtedness divided by shareholders' equity, was 32% (41).

Asbestos cases in the United States
As of June 30, 2006, Atlas Copco had 133 (206) asbestos cases filed with a total of 9 711 (19 076) individual claimants. It is important to note that none of these cases identifies a specific Atlas Copco product. In each case there are several defendants, on average 128 (113) companies per case.

The Group dedicates substantial time and professional resources to monitor and follow each of these cases. Based on a continuous assessment of the actual exposure, the Group has not recorded any provisions related to these pending cases.

Employees, including discontinued operations
On June 30, 2006, the number of employees was 29 448 (26 173), whereof 5 087 employees in discontinued operations. For comparable units, the number of employees increased by 2 373 from June 30, 2005.

Distribution of shares
Share capital equaled MSEK 786 (786) at the end of the period, distributed as follows:

Class of share	Shares outstanding
A shares	419 697 048
B shares	209 109 504
Total A and B shares	628 806 552

Compressor Technique

The Compressor Technique business area consists of five divisions in the following product areas: industrial compressors, compressed air treatment products, portable compressors and generators, gas and process compressors, as well as specialty rental.

MSEK	April – June 2006	2005	Change %	January – June 2006	2005	Change %
Orders received	**6 741**	**5 434**	**+24**	13 683	10 328	+32
Revenues	**6 065**	**5 207**	**+16**	11 705	9 630	+22
Operating profit	**1 215**	**962**	**+26**	2 351	1 775	+32
– as a percentage of revenues	***20.0***	***18.5***		*20.1*	*18.4*	
Return on capital employed, %	**72**	**66**				

- Strong order growth in all markets and in most product segments.
- Operating profit up 26%, 20.0% margin.
- Agreements to acquire two compressor businesses with total turnover above BSEK 2.2.

Orders and revenues

MSEK	April – June Orders Received	Revenues
2005	5 434	5 207
Structural change, %	+3	+3
Currency, %	+1	+1
Price, %	+2	+2
Volume, %	+18	+10
Total, %	+24	+16
2006	6 741	6 065

Geographic distribution of orders received

%, last 12 months	June 2006	June 2005
North America	14	13
South America	6	5
Europe	45	51
Africa/Middle East	8	7
Asia/Australia	27	24
	100	100

Order volume for stationary industrial compressors, the largest product area, improved. All major customer segments contributed to a strong demand. Investments for capacity increases, productivity enhancements, and extended product offerings were important drivers for equipment sales. All major product categories, from small oil-injected screw compressors to large oil-free screw and turbo compressors, achieved healthy sales growth. The aftermarket business for industrial compressors continued to grow at a steady and high pace.

Compressed air treatment products like filters and dryers recorded an above-average growth with the contribution from the acquisition of Pneumatech Inc.

Geographically, all regions were strong with Asia, North America, the Middle East and Eastern Europe recording the highest growth rates in the quarter. In addition, most major markets in Western Europe, e.g. Germany, France, Great Britain, Italy and Benelux had a robust development.

Orders for gas and process compressors continued to be strong, benefiting from increased demand, a good aftermarket development and some large orders.

Sales of portable compressors, primarily serving construction-related customers, and related aftermarket products increased significantly. All markets had healthy growth. The specialty rental business, i.e. rental of portable air and power, developed positively.

In May, a new compressor manufacturing plant was inaugurated in Liuzhou, China. The production unit will produce oil-injected screw compressors and portable compressors, mainly of the Liutech brand for the Asian market.

An agreement was signed to acquire the BeaconMedaes group, a solutions provider of medical air systems and medical utility delivery systems for hospitals. BeaconMedaes has 386 employees and had a turnover in 2005 of approximately MSEK 720.

In July, a contract was signed to acquire the Industrial Division of ABAC Group S.p.A., a compressor manufacturer, chiefly of piston compressors, with wide international distribution to small and medium sized industries and the automotive aftermarket. The business has a turnover of approximately BSEK 1.5 and some 650 employees.

Operating profit increased 26% to MSEK 1 215 (962), corresponding to an operating margin of 20.0% (18.5). The operating margin benefited from the increases in revenue volume and prices, but was negatively affected by changes in exchange rates. The latter had an effect of approximately half a percentage point compared to previous year.

Return on capital employed (last 12 months) was 72% (66).

Construction and Mining Technique

The Construction and Mining Technique business area consists of seven divisions in the following product areas: drilling rigs, rock drilling tools, exploration equipment, construction tools, and loading equipment.

MSEK	April – June 2006	April – June 2005	Change %	January – June 2006	January – June 2005	Change %
Orders received	**5 060**	**4 166**	**+21**	10 008	7 705	+30
Revenues	**4 719**	**3 771**	**+25**	9 287	6 983	+33
Operating profit	**721**	**485**	**+49**	1 424	832	+71
– as a percentage of revenues	***15.3***	***12.9***		*15.3*	*11.9*	
Return on capital employed, %	**33**	**24**				

- Continued strong demand in both mining and construction.
- Record operating profit, 49% above previous year.
- Decision to invest in increased manufacturing capacity for construction tools.

Orders and revenues

MSEK	April – June Orders Received	April – June Revenues
2005	4 166	3 771
Structural change, %	+1	+1
Currency, %	+2	+2
Price, %	+3	+3
Volume, %	+15	+19
Total, %	+21	+25
2006	5 060	4 719

Geographic distribution of orders received

%, last 12 months	June 2006	June 2005
North America	28	26
South America	9	10
Europe	30	32
Africa/Middle East	13	12
Asia/Australia	20	20
	100	100

The demand from the mining industry continued to be very favorable. Investments in underground and open pit mines continued to be high, which contributed to strong sales of equipment. Order intake for exploration equipment was very strong and reflected the continued high mineral prices. The aftermarket business, including consumables, continued to develop well, reflecting the high activity level in mines around the world. All mining markets developed favorably and Australia, Africa and North America recorded the highest growth rates.

The demand from the construction industry was also favorable, with North America and Europe showing the best development. Sales of rigs for surface applications, such as quarries and road construction, continued to grow at a healthy pace. Order intake increased for underground drilling rigs for infrastructure projects, such as tunneling and hydropower, primarily in Asia. The favorable trend for light construction equipment, primarily breakers and drills, continued and order intake increased significantly, most of all in Europe.

Atlas Copco is to increase manufacturing capacity at its construction tools facilities in Germany, Sweden and Bulgaria. The planned investments are primarily for rig mounted and hand held hydraulic breakers. The total investment amounts to close to MSEK 200.

Product development activities for new products and design improvements continued to be high. In the quarter, a new series of underground drill rigs for tunneling applications was introduced.

The acquisition of Thiessen Team Mining Products, Canada, a leading manufacturer of consumables for rotary drilling and raise boring, was finalized in May. Thiessen Team has annual revenues of approximately MSEK 160 (MEUR 17) and 142 employees.

Operating profit increased to MSEK 721 (485), corresponding to an operating margin of 15.3% (12.9). The operating profit benefited from increased revenue volume and price increases. Changes in exchange rates affected the operating profit negatively. The effect on the margin was nearly two percentage points compared with previous year.

Return on capital employed (last 12 months) was 33% (24).

Industrial Technique

The Industrial Technique business area consists of five divisions in the following product areas: industrial power tools and assembly systems.

MSEK	April – June 2006	2005	Change %	January – June 2006	2005	Change %
Orders received	**1 722**	**1 591**	**+8**	3 456	2 984	+16
Revenues	**1 629**	**1 464**	**+11**	3 305	2 804	+18
Operating profit	**336**	**280**	**+20**	687	542	+27
– as a percentage of revenues	***20.6***	***19.1***		*20.8*	*19.3*	
Return on capital employed, %	**65**	**63**				

- Strong sales to customer segments within general industry.
- Demand from the motor vehicle industry deteriorated in many important markets.
- Operating profit increased 20%, margin at 20.6%.

Orders and revenues

MSEK	April – June Orders Received	Revenues
2005	1 591	1 464
Structural change, %	+4	+3
Currency, %	+1	+1
Price, %	+2	+2
Volume, %	+1	+5
Total, %	+8	+11
2006	1 722	1 629

Geographic distribution of orders received

%, last 12 months	June 2006	June 2005
North America	32	29
South America	3	3
Europe	49	53
Africa/Middle East	3	4
Asia/Australia	13	11
	100	100

Sales of industrial tools to the general manufacturing industries, e.g. electrical appliances, aerospace, and ship yards, had a strong development. Order intake in North America was very favorable and also Europe performed well. The increased marketing and sales activities contributed to the strong development.

Demand for advanced industrial tools and assembly systems from the motor vehicle industry decreased significantly in Europe, North and South America, while the demand from Asian manufacturers improved. This resulted in decreased order intake compared with the strong performance previous year.

The aftermarket business performed very well in the quarter and grew significantly above the average of the business area. The best performance was achieved in North America.

The vehicle service business, serving large fleet operators and specialized repair shops with tools, developed favorably, with the United States recording above average growth.

The contribution from active product development continued and several new tools and aftermarket products was introduced.

Operating profit increased 20% to MSEK 336 (280), corresponding to a record margin of 20.6% (19.1). The operating margin benefited from increased revenue volume and price increases, partly offset by increased costs for marketing and sales activities.

Return on capital employed (last 12 months) was 65% (63).

Continuing operations in Rental Service

As previously announced, Atlas Copco has decided to explore a divestment of its construction equipment rental operations.

The specialty rental operation Prime Energy and Prime Mexico will remain within Atlas Copco. They will be integrated into the specialty rental operations within the Compressor Technique business area when the divestment is finalized.

Revenues for continuing operations in Q2 2006 were MSEK 184 (191) and operating profit was MSEK 60 (35).

Rental Service, including discontinued operations

The Rental Service business area consists of one division in the equipment rental industry in North America, providing services to construction and industrial markets.

MSEK	April – June 2006	2005	Change %	January – June 2006	2005	Change %
Revenues	**3 239**	**2 812**	**+15**	6 444	5 182	+24
Operating profit	**894**	**621**	**+44**	1 639	1 009	+62
– as a percentage of revenues	*27.6*	*22.1*		*25.4*	*19.5*	
Return on capital employed, %	**18**	**13**				

- Continued strong growth. Same store rental revenues up 22% in USD.
- Last 12-months fleet utilization reached all-time high 72%.
- Operating profit up 44% to a record margin of 27.6%.

Revenues, including discontinued operations

MSEK	April – June Total Revenues	Rental Revenues
2005	2 812	2 177
Structural change, %	0	0
Currency, %	+1	+1
Price, %	+5	+6
Volume, %	+9	+17
Total, %	+15	+24
2006	3 239	2 691

Non-residential construction, the most important customer segment for the business area, grew by an estimated 12%, with high growth rates for manufacturing, commercial, school and office construction. Total construction activity, which includes residential construction, grew approximately 8%. Industrial activity, measured by capacity utilization, improved to approximately 81%.

Rental revenues, representing 83% of total revenues, increased 23% in USD, consisting of an increase in volume of 17% and an increase in rental rates of 6%. Same store rental revenue increased 22% and the total number of stores was 470 (466) at the end of the period. Sales of used equipment, representing 12% of total revenues, decreased 17% in USD. Sales of merchandise, spare parts and new equipment, accounting for 5% of total revenues, decreased 7% in USD. In total, revenues increased 15%, to MSEK 3 239 (2 812).

Operating profit increased 44% to MSEK 894 (621), corresponding to a margin of 27.6% (22.1), both of which are the highest ever. The operating margin benefited from a continued favorable pricing development, increased rental revenue volume and the effects of further rationalization projects. Altogether, this more than offset the increased operational costs related to the strong gains in rental volume and the higher depreciation expense on a larger rental fleet.

Profit margin before non-cash items such as depreciation and amortization (EBITDA margin) improved to 45% (40).

Return on capital employed (last 12 months) was 18% (13). Return on operating capital (excluding goodwill) improved further to 28% (23) as a result of the profit increase and the higher capital turnover.

Rental fleet utilization was 72% (69) and the last 12 month average increased to a new all-time high of 72% (68). Net investments in the fleet increased, reflecting higher rental volume and the high fleet utilization level. At the end of the quarter, total rental fleet at original cost was 19% higher than previous year while fleet-on-rent increased 24%. The quality of the rental fleet improved further as the average fleet age was reduced to 2.1 years (2.8).

Previous near-term demand outlook

(Published April 27, 2006)

The demand for Atlas Copco's products and services, from all major customer segments such as mining, infrastructure and other non-residential construction, manufacturing and process industry, is expected to remain at the current high level.

Accounting principles

The consolidated accounts of the Atlas Copco Group are prepared in accordance with IFRS as disclosed in the Annual Report 2005 with the following exception. According to IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, depreciation shall be ceased as from the date the operation is classified as held for sale (defined as end of March 2006 for the equipment rental business). Atlas Copco has, however, decided to continue to record depreciation expense for rental equipment and other property, plant and equipment reported as discontinued operations in order to facilitate comparability and to give a true and fair view of the operation being offered for sale. These depreciation expense have affected the operating profit for discontinued operations during Q2 with MSEK 550, or 19% of revenues, primarily related to rental equipment.

The interim report is prepared in accordance with IAS 34 Interim Financial Reporting and the Swedish Financial Accounting Standards Council's recommendation RR 31 Consolidated interim reporting.

The new or amended IFRS standards or IFRIC interpretations, effective January 1, 2006, have had no material effect on the consolidated income statements or balance sheets.

Stockholm, July 17, 2006

Atlas Copco AB
(publ)

Gunnar Brock
President and Chief Executive Officer

Consolidated Income Statement

MSEK	Continuing operations 3 months ended June 30 2006	June 30 2005	Discontinued operations 3 months ended June 30 2006	June 30 2005	Total 3 months ended June 30 2006	June 30 2005
Revenues	12 444	10 539	2 964	2 523	15 408	13 062
Cost of sales	-7 709	-6 824	-1 938	-1 760	-9 647	-8 584
Gross profit	**4 735**	**3 715**	**1 026**	**763**	**5 761**	**4 478**
Marketing expenses	-1 406	-1 223	-140	-124	-1 546	-1 347
Administrative expenses	-719	-721	-73	-77	-792	-798
Research and development costs	-287	-247	-	-	-287	-247
Other income and expenses from operations	14	143	13	12	27	155
Operating profit	**2 337**	**1 667**	**826**	**574**	**3 163**	**2 241**
- as a percentage of revenues	*18.8*	*15.8*	*27.9*	*22.8*	*20.5*	*17.2*
Net financial items	96	99	-333	-170	-237	-71
Profit before tax	**2 433**	**1 766**	**493**	**404**	**2 926**	**2 170**
- as a percentage of revenues	*19.6*	*16.8*	*16.6*	*16.0*	*19.0*	*16.6*
Income tax expense	-738	-508	-225	-170	-963	-678
Profit for the period	**1 695**	**1 258**	**268**	**234**	**1 963**	**1 492**
- attributable to equity holders of the parent	*1 688*	*1 253*	*268*	*234*	*1 956*	*1 487*
- attributable to minority interest	*7*	*5*	-	-	*7*	*5*
Basic earnings per share, SEK	**2.68**	**1.99**	**0.43**	**0.37**	**3.11**	**2.36**
Diluted earnings per share, SEK	2.67	1.99	0.43	0.37	3.10	2.36
Basic weighted average number of shares outstanding, millions					628.8	628.8
Diluted weighted average number of shares outstanding, millions					629.8	629.8

MSEK	Continuing operations 6 months ended June 30 2006	June 30 2005	Discontinued operations 6 months ended June 30 2006	June 30 2005	Total 6 months ended June 30 2006	June 30 2005
Revenues	24 392	19 549	5 879	4 681	30 271	24 230
Cost of sales	-15 118	-12 535	-3 959	-3 408	-19 077	-15 943
Gross profit	**9 274**	**7 014**	**1 920**	**1 273**	**11 194**	**8 287**
Marketing expenses	-2 759	-2 328	-286	-229	-3 045	-2 557
Administrative expenses	-1 467	-1 371	-163	-142	-1 630	-1 513
Research and development costs	-559	-462	-	-	-559	-462
Other income and expenses from operations	-56	158	30	23	-26	181
Operating profit	**4 433**	**3 011**	**1 501**	**925**	**5 934**	**3 936**
- as a percentage of revenues	*18.2*	*15.4*	*25.5*	*19.8*	*19.6*	*16.2*
Net financial items	264	253	-666	-310	-402	-57
Profit before tax	**4 697**	**3 264**	**835**	**615**	**5 532**	**3 879**
- as a percentage of revenues	*19.3*	*16.7*	*14.2*	*13.1*	*18.3*	*16.0*
Income tax expense	-1 400	-928	-383	-261	-1 783	-1 189
Profit for the period	**3 297**	**2 336**	**452**	**354**	**3 749**	**2 690**
- attributable to equity holders of the parent	*3 284*	*2 327*	*452*	*354*	*3 736*	*2 681*
- attributable to minority interest	*13*	*9*	-	-	*13*	*9*
Basic earnings per share, SEK	**5.22**	**3.70**	**0.72**	**0.56**	**5.94**	**4.26**
Diluted earnings per share, SEK	5.21	3.70	0.72	0.56	5.93	4.26
Basic weighted average number of shares outstanding, millions					628.8	628.8
Diluted weighted average number of shares outstanding, millions					629.8	629.8

Consolidated Income Statement (continued)

MSEK	Continuing operations 12 months ended June 30 2006	Continuing operations 12 months ended Dec. 31 2005	Discontinued operations 12 months ended June 30 2006	Discontinued operations 12 months ended Dec. 31 2005	Total 12 months ended June 30 2006	Total 12 months ended Dec. 31 2005
Revenues	47 048	42 205	11 735	10 537	58 783	52 742
Cost of sales	-29 264	-26 681	-7 841	-7 290	-37 105	-33 971
Gross profit	**17 784**	**15 524**	**3 894**	**3 247**	**21 678**	**18 771**
Marketing expenses	-5 370	-4 939	-571	-514	-5 941	-5 453
Administrative expenses	-2 945	-2 849	-331	-310	-3 276	-3 159
Research and development costs	-1 075	-978	-	-	-1 075	-978
Other income and expenses from operations	-34	180	49	42	15	222
Operating profit	**8 360**	**6 938**	**3 041**	**2 465**	**11 401**	**9 403**
- as a percentage of revenues	*17.8*	*16.4*	*25.9*	*23.4*	*19.4*	*17.8*
Net financial items	630	619	-1 078	-722	-448	-103
Profit before tax	**8 990**	**7 557**	**1 963**	**1 743**	**10 953**	**9 300**
- as a percentage of revenues	*19.1*	*17.9*	*16.7*	*16.5*	*18.6*	*17.6*
Income tax expense	-2 649	-2 177	-881	-759	-3 530	-2 936
Profit after tax but before gain on discontinued operations	**6 341**	**5 380**	**1 082**	**984**	**7 423**	**6 364**
Gain on sale of discontinued operations	-	-	217	217	217	217
Profit for the period	**6 341**	**5 380**	**1 299**	**1 201**	**7 640**	**6 581**
- attributable to equity holders of the parent	*6 316*	*5 359*	*1 299*	*1 201*	*7 615*	*6 560*
- attributable to minority interest	*25*	*21*	-	-	*25*	*21*
Basic earnings per share, SEK	**10.04**	**8.52**	**2.07**	**1.91**	**12.11**	**10.43**
Diluted earnings per share, SEK	10.02	8.50	2.07	1.91	12.09	10.41
Basic weighted average number of shares outstanding, millions					628.8	628.8
Diluted weighted average number of shares outstanding, millions					629.8	629.8

The separation of continuing operations and discontinued operations affects the Rental Service business area and Group eliminations of internal sales and profit. Net financial items include intercompany interests. See also page 15 and key figures published on the Internet www.atlascopco.com/ir

Key ratios, including discontinued operations

	June 30 2006	Dec. 31 2005	June 30 2005
Equity per share, period end, SEK	41	41	34
Return on capital employed before tax, 12 month values, %	32	29	25
Return on equity after tax, 12 month values, %	31	28	24
Debt/equity ratio, period end, %	32	28	41
Equity/assets ratio, period end, %	45	47	42
Number of employees, period end	29 448	27 515	26 173

Consolidated Balance Sheet

MSEK	Continuing operations June 30, 2006	Discontinued operations June 30, 2006	Total June 30, 2006	Total Dec. 31, 2005	Total June 30, 2005
Intangible assets	3 540	6 529	10 069	10 607	10 174
Rental equipment	1 987	12 278	14 265	13 456	11 973
Other property, plant and equipment	3 631	1 119	4 750	4 503	4 179
Financial assets and other receivables	1 093	7	1 100	965	543
Deferred tax assets	673	133	806	853	1 350
Total non-current assets	**10 924**	**20 066**	**30 990**	**30 384**	**28 219**
Inventories	7 986	138	8 124	7 215	7 050
Trade and other receivables	12 590	2 083	14 673	13 240	12 760
Other financial assets	602	56	658	389	398
Cash and cash equivalents	2 946	22	2 968	3 727	3 174
Intercompany financial receivables*	11 981	-	-	-	-
Total current assets	**36 105**	**2 299**	**26 423**	**24 571**	**23 382**
TOTAL ASSETS	**47 029**	**22 365**	**57 413**	**54 955**	**51 601**
Equity attributable to equity holders of the parent	22 409	3 483	25 892	25 716	21 531
Minority interest	89	-	89	92	89
TOTAL EQUITY	**22 498**	**3 483**	**25 981**	**25 808**	**21 620**
Interest-bearing loans and borrowings	6 326	689	7 015	7 652	7 623
Post-employment benefits	1 769	14	1 783	1 826	2 281
Other liabilities and provisions	645	1	646	628	626
Deferred tax liabilities	1 109	2 263	3 372	3 342	3 479
Total non-current liabilities	**9 849**	**2 967**	**12 816**	**13 448**	**14 009**
Interest-bearing loans and borrowings	2 856	186	3 042	1 867	2 580
Intercompany financial liabilities*	-	11 981	-	-	-
Trade payables and other liabilities	11 211	3 724	14 935	13 209	12 855
Provisions	615	24	639	623	537
Total current liabilities	**14 682**	**15 915**	**18 616**	**15 699**	**15 972**
TOTAL EQUITY AND LIABILITIES	**47 029**	**22 365**	**57 413**	**54 955**	**51 601**
Interest-bearing liabilities and provisions	*10 951*	*12 870*	*11 840*	*11 345*	*12 484*
Non-interest-bearing liabilities and provisions	*13 580*	*6 012*	*19 592*	*17 802*	*17 497*

* The separated balance sheets, continuing and discontinued operations, include intercompany receivables and liabilities.
These intercompany items are eliminated in the total.

Consolidated Statement of Changes in Equity

MSEK	Equity attributable to equity holders of the parent	Equity attributable to minority interest	Total equity
Closing balance, Dec. 31, 2004	**22 536**	**65**	**22 601**
Effect of change in accounting principle	419	-	419
Restated opening balance, Jan. 1, 2005	**22 955**	**65**	**23 020**
Translation differences for the period	2 522	13	2 535
Hedge of net investments in foreign subsidiaries	-33	-	-33
Cash flow hedges	-238	-	-238
Tax on items transferred from equity	76	-	76
Net income and expense recognized directly in equity	**2 327**	**13**	**2 340**
Profit for the period	6 560	21	6 581
Total recognized income and expense for the period	**8 887**	**34**	**8 921**
Dividends	-1 886	-4	-1 890
Share redemption	-4 192	-	-4 192
Share-based payments, equity settled	-48	-	-48
Acquisition of minority	-	-3	-3
Closing balance, Dec. 31, 2005	**25 716**	**92**	**25 808**

MSEK	Equity attributable to equity holders of the parent	Equity attributable to minority interest	Total equity
Opening balance, Jan. 1, 2006	**25 716**	**92**	**25 808**
Translation differences for the period	-1 046	-10	-1 056
Cash flow hedges	219		219
Net income and expense recognized directly in equity	**-827**	**-10**	**-837**
Profit for the period	3 736	13	3 749
Total recognized income and expense for the period	**2 909**	**3**	**2 912**
Dividend	-2 672	-3	-2 675
Share-based payments, equity settled	-61	-	-61
Acquisition of minority	-	-3	-3
Closing balance, June 30, 2006	**25 892**	**89**	**25 981**

MSEK	Equity attributable to equity holders of the parent	Equity attributable to minority interest	Total equity
Closing balance, Dec. 31, 2004	**22 536**	**65**	**22 601**
Effect of change in accounting principle	419	-	419
Restated opening balance, Jan. 1, 2005	**22 955**	**65**	**23 020**
Translation differences for the period	2 196	13	2 209
Hedge of net investments in foreign subsidiaries	-33	-	-33
Cash flow hedges	-238	-	-238
Tax on items transferred from equity	76	-	76
Net income and expense recognized directly in equity	**2 001**	**13**	**2 014**
Profit for the period	2 681	9	2 690
Total recognized income and expense for the period	**4 682**	**22**	**4 704**
Dividends	-1 886	-2	-1 888
Share redemption	-4 192	-	-4 192
Share-based payments, equity settled	-28	-	-28
Change of minority through acquisitions	-	4	4
Closing balance, June 30, 2005	**21 531**	**89**	**21 620**

Consolidated Statement of Cash Flows, including discontinued operations

MSEK	April – June 2006	April – June 2005	January – June 2006	January – June 2005
Cash flows from operating activities				
-Operating profit	3 163	2 241	5 934	3 936
Depreciation, amortization and impairment	947	798	1 871	1 516
Capital gain/loss and other non-cash items	-217	-236	-391	-320
Operating cash surplus	3 893	2 803	7 414	5 132
Net financial items received/paid	305	234	123	204
Cash flow from other items	-	-70	-	-5
Taxes paid	-802	-480	-1 448	-851
Change in working capital	7	47	-571	-75
Net cash from operating activities	**3 403**	**2 534**	**5 518**	**4 405**
Cash flows from investing activities				
Investments in rental equipment	-2 486	-1 794	-4 141	-2 973
Investments in other property, plant and equipment	-327	-199	-608	-356
Sale of rental equipment	504	577	1 128	1 112
Sale of other property, plant and equipment	41	46	97	77
Investments in intangible assets	-126	-96	-243	-171
Sale of intangible assets	3	-	3	-
Acquisition of subsidiaries	-145	-48	-414	-292
Divestment of subsidiaries	-	-51	1	4 092
Other investments, net	-213	-113	-419	-122
Net cash from investing activities	**-2 749**	**-1 678**	**-4 596**	**1 367**
Cash flows from financing activities				
Dividends paid	-2 675	-1 886	-2 675	-1 888
Share redemption	-	-4 192	-	-4 192
Change in interest-bearing liabilities	1 205	856	1 111	477
Net cash from financing activities	**-1 470**	**-5 222**	**-1 564**	**-5 603**
Net cash flow for the period	**-816**	**-4 366**	**-642**	**169**
Cash and cash equivalents, beginning of period	3 885	7 316	3 727	2 618
Exchange-rate difference	-101	224	-117	387
Cash and cash equivalents, end of period	**2 968**	**3 174**	**2 968**	**3 174**

Cash Flows from Continuing and Discontinued Operations

	April – June 2006			April – June 2005		
MSEK	Continuing operations	Discont. operations	Total	Continuing operations	Discont. operations	Total
Net cash from						
— operating activities	1 893	1 510	3 403	1 015	1 519	2 534
— investing activities	-934	-1 815	-2 749	-558	-1 120	-1 678
— financing activities	-1 773	303	-1 470	-4 753	-469	-5 222
Net cash flow for the period	**-814**	**-2**	**-816**	**-4 296**	**-70**	**-4 366**
Cash and cash equivalents, beginning of period			3 885			7 316
Exchange-rate difference			-101			224
Cash and cash equivalents, end of period			**2 968**			**3 174**
Depreciation, amortization and impairment						
Rental equipment	161	480	641	130	401	531
Other property, plant and equipment	151	70	221	132	65	197
Intangible assets	85	-	85	70	-	70

Cash Flows from Continuing and Discontinued Operations

	January – June 2006			January – June 2005		
MSEK	Continuing operations	Discont. operations	Total	Continuing operations	Discont. operations	Total
Net cash from						
— operating activities	3 419	2 099	5 518	2 377	2 028	4 405
— investing activities	-1 878	-2 718	-4 596	-1 200	2 567*	1 367
— financing activities	-2 130	566	-1 564	-5 094	-509	-5 603
Net cash flow for the period	**-589**	**-53**	**-642**	**-3 917**	**4 086**	**169**
Cash and cash equivalents, beginning of period			3 727			2 618
Exchange-rate difference			-117			387
Cash and cash equivalents, end of period			**2 968**			**3 174**

Depreciation, amortization and impairment						
Rental equipment	317	944	1 261	249	750	999
Other property, plant and equipment	301	141	442	260	124	384
Intangible assets	168	-	168	133	-	133

* including proceeds from the divestment of the professional electric tools business

Revenues by Business Area, including discontinued operations

				2005		2006
MSEK (by quarter)	1	2	3	4	1	2
Compressor Technique	4 423	5 207	5 247	5 795	5 640	6 065
Construction and Mining Technique	3 212	3 771	3 817	4 354	4 568	4 719
Industrial Technique	1 340	1 464	1 544	1 716	1 676	1 629
Rental Service	2 370	2 812	3 083	3 339	3 205	3 239
Eliminations	-177	-192	-212	-171	-226	-244
Atlas Copco Group	11 168	13 062	13 479	15 033	14 863	15 408
Rental Service, discontinued operations	-2 236	-2 621	-2 905	-3 133	-3 019	-3 055
Eliminations, discontinued operations	78	98	100	82	104	91
Atlas Copco Group, continuing operations	9 010	10 539	10 674	11 982	11 948	12 444

Operating profit by Business Area, including discontinued operations

				2005		2006
MSEK (by quarter)	1	2	3	4	1	2
Compressor Technique	813	962	1 047	1 210	1 136	1 215
- as a percentage of revenues	*18.4*	*18.5*	*20.0*	*20.9*	*20.1*	*20.0*
Construction and Mining Technique	347	485	559	682	703	721
- as a percentage of revenues	*10.8*	*12.9*	*14.6*	*15.7*	*15.4*	*15.3*
Industrial Technique	262	280	311	347	351	336
- as a percentage of revenues	*19.6*	*19.1*	*20.1*	*20.2*	*20.9*	*20.6*
Rental Service	388	621	789	868	745	894
- as a percentage of revenues	*16.4*	*22.1*	*25.6*	*26.0*	*23.2*	*27.6*
Common Group Functions	-116	-77	-179	-157	-128	14
Eliminations	1	-30	-15	5	-36	-17
Operating profit	1 695	2 241	2 512	2 955	2 771	3 163
- as a percentage of revenues	*15.2*	*17.2*	*18.6*	*19.7*	*18.6*	*20.5*
Net financial items	14	-71	13	-59	-165	-237
Profit before tax	1 709	2 170	2 525	2 896	2 606	2 926
- as a percentage of revenues	*15.3*	*16.6*	*18.7*	*19.3*	*17.5*	*19.0*

Acquisitions and Divestments 2005-2006

Date	Acquisitions	Divestments	Business area	Sales* MSEK	Number of employees*
2006 May 8	Thiessen Team		Construction & Mining	160	142
2006 Feb. 24	Fuji Air Tools		Industrial Technique	190	120
2006 Jan. 3	Consolidated Rock Machinery		Construction & Mining	160	50
2006 Jan. 2	BLM		Industrial Technique	59	44
2005 Dec. 7		Stationary generator business	Compressor Technique		28
2005 Nov. 2	Creemers		Compressor Technique	56	22
2005 Oct. 31	Pneumatech Inc. and ConservAIR		Compressor Technique	140	175
2005 Oct. 11	Ketting Handel		Compressor Technique	35	13
2005 Sept. 6	Intermech		Compressor Technique	100	45
2005 June 16	Contex		Compressor Technique	72	23
2005 June 1	Lutos		Compressor Technique	41	87
2005 March 21	BIAB Tryckluft		Compressor Technique	15	8
2005 March 3	GSE tech-motive		Industrial Technique	170	67
2005 Jan. 17	Lifton		Construction & Mining	55	141
2005 Jan. 10	Scanrotor		Industrial Technique	71	33
2005 Jan. 3		Prof. electric tools	Industrial Technique	5 462	3 000

* Annual revenues and number of employees at time of acquisition/divestment.

Due to the relatively small size of the acquisitions, full disclosure as per IFRS 3 is not given in this interim report. The annual report for 2006 will, however, include all stipulated disclosures for acquisitions made during 2006. See the annual report for 2005 for disclosure of acquisitions made in 2005.

Financial targets

The overall objective for the Atlas Copco Group is to grow and to achieve a return on capital employed that will always exceed the Group's average cost of capital.

The current targets are:

- to have an annual revenue growth of 8%;
- to reach an operating margin of 15%; and
- to challenge and continuously improve the efficiency of operating capital in terms of fixed assets, stocks, receivables, and rental fleet utilization.

This will have the result that shareholder value is created and continuously increased.

Forward-looking statements

Some statements in this report are forward-looking, and the actual outcomes could be materially different. In addition to the factors explicitly discussed, other factors could have a material effect on the actual outcomes. Such factors include, but are not limited to, general business conditions, fluctuations in exchange rates and interest rates, political developments, the impact of competing products and their pricing, product development, commercialization and technological difficulties, interruptions in supply, and major customer credit losses.

Atlas Copco AB

Atlas Copco AB and its subsidiaries are sometimes referred to as the Atlas Copco Group, the Group or Atlas Copco. Atlas Copco AB is also sometimes referred to as Atlas Copco. Any mentioning of the Board of Directors or the Directors refers to the Board of Directors of Atlas Copco AB.

For further information

Atlas Copco AB
SE-105 23 Stockholm, Sweden
Phone: +46 8 743 8000, Fax: +46 8 644 9045
Internet: www.atlascopco.com
Corp. id. no: 556014-2720

Analysts

Mattias Olsson, Investor Relations Manager,
Phone: +46 8 743 8291 or +46 70 518 8291
ir@se.atlascopco.com

Media

Annika Berglund, Senior Vice President Corporate Communications,
Phone: +46 8 743 8070 or +46 70 322 8070

Conference call

A conference call to comment on the results will be held at 3:00 PM CET / 9:00 AM EST, on July 17.

The dial-in number is +44 (0)20 7365 1828.

To help ensure that the conference call begins in a timely manner, please dial in 5-10 minutes prior to the scheduled start time.

The conference call will be broadcasted live via the Internet. Please see the Investor Relations section of our website for link, presentation material, and further details: www.atlascopco.com/ir

A recording of the conference call will be available for 2 days on +44 (0)20 7806 1970 with access code 9459024#.

Interim report at September 30, 2006

The third quarter report will be published on October 24, 2006.

For further information please contact:
Mattias Olsson, Investor Relations manager
+46 (0)8 743 8291 or +46 (0)70 518 8291
Annika Berglund, Senior Vice President Corporate Communications
+46 (0)8 743 8070 or +46 (0)70 322 8070

RECEIVED
2006 JUL 20 P 2:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Brock comments on Atlas Copco's Q2 results

Stockholm, Sweden, July 17, 2006: Atlas Copco has today reported yet another quarter with record results. ***"All business areas improved sales, profits, and margins,"*** **says Gunnar Brock, President and CEO.** ***"The demand has been favorable and we believe that it will remain on the current high level for most customer segments during the coming months."***

The divestment process of the construction equipment rental business, the Rental Service business area, continues and Atlas Copco expects to sign an agreement during the third quarter.

The order intake for the Atlas Copco Group*) increased 19% to MSEK 16 526 (13 838) during the second quarter, a volume increase of 13% for comparable units. Revenues were MSEK 15 408 (13 062). Operating profit was up 41% to MSEK 3 163 (2 241), a margin of 20.5% (17.2). Profit before tax increased 35% to MSEK 2 926 (2 170).

Atlas Copco has recently announced acquisitions of U.S.-based BeaconMedaes, a provider of medical air systems, and Italian ABAC, a leading manufacturer of piston compressors. *"The acquisition of BeaconMedaes takes Atlas Copco into the profitable and growing medical equipment segment while the purchase of ABAC is highly complementary to Atlas Copco's product portfolio and multibrand strategy."*

In parallel to the acquisitions, Atlas Copco is continuously making investments in its existing operations. The Group has recently opened two new factories in China, one for compressors and one for drill rigs, and it is on the point of making significant investments in the manufacturing units for hydraulic breakers and compressors.

*) Information regarding the continuing operations is published in Atlas Copco Q2 report.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2005, Atlas Copco had 27 000 employees and revenues of BSEK 53 (MEUR 5 600).
Learn more at www.atlascopco.com.

For further information please contact:
Björn Rosengren, Business Area President, Construction and Mining Technique
+46 (0)8 743 8314 or +46 (0)70 417 8502
Annika Berglund, Senior Vice President Corporate Communications
+46 (0)8 743 8070 or +46 (0)70 322 8070

RECEIVED
2006 JUL 20 P 2:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Atlas Copco to increase manufacturing capacity for hydraulic breakers

Stockholm, Sweden, July 17, 2006: Atlas Copco will expand its production facilities for hydraulic breakers in Kalmar, Sweden, and in Essen, Germany. In parallel, the capacity of the plant in Rousse, Bulgaria will increase. The investment in the three plants has a value of close to MSEK 200.

"The demand for rig-mounted hydraulic breakers has increased during the last years, and to be able to meet the need we have decided to expand our production facilities," says Björn Rosengren, Business Area President, Construction and Mining Technique.

"Three years ago we restructured our breaker production, concentrating the manufacturing of small breakers to Sweden, and medium and heavy breakers to Germany. This split has given us the opportunity to develop further both products and capacity utilization."

Following the high demand for hydraulic breakers, the demand for working tools has also increased. To boost the manufacturing capacity of these, part of the investment is made in a new heat treatment facility in Germany.

The construction work will start during the third quarter of 2006 and continue over a two year period. The expansion will lead to new employment at all three plants. The production plants are part of the Construction Tools division within the Construction and Mining Technique business area.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2005, Atlas Copco had 27 000 employees and revenues of BSEK 53 (MEUR 5 600). Learn more at www.atlascopco.com.

Atlas Copco Construction Tools is a division within Atlas Copco's Construction and Mining Technique business area. It develops, manufactures and markets hydraulic, pneumatic, and gasoline-powered breakers and drills, as well as pedestal boom systems worldwide under several brands. The division is headquartered in Stockholm, Sweden and has production units in Europe, Africa and Asia.

For further information please contact:
Mattias Olsson, Investor Relations Manager
+46 (0)8 743 8291 or +46 (0)70 518 8291

Ingrid Andersson, Investor Relations Coordinator
+46 (0)8 743 8290 or +46 (0)70 497 8290
e-mail: ir@se.atlascopco.com

Atlas Copco's Capital Markets Day, November 23, 2006

Stockholm, July 17, 2006: Atlas Copco will host its annual Capital Markets Day on November 23, 2006, in Antwerp, Belgium. Please mark this day in your calendar at this time.

The purpose of the Capital Markets Day is to give an update on the strategy and development of the Atlas Copco Group and also to cover a specific theme. This time the main focus is on the Compressor Technique business area. Antwerp, Belgium is the center of Atlas Copco's compressor business and the day will be used to give participants a more in-depth look at the activities in this business area.

Participating from Atlas Copco will be Gunnar Brock, President and CEO, Hans Ola Meyer, CFO, Ronnie Leten, Business Area President, and the management team of the Compressor Technique business area.

At this time, we would like you to mark the day in your calendar. Instructions on how to register for the event and more detailed information will be distributed prior to the event.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2005, Atlas Copco had 27 000 employees and revenues of BSEK 53 (MEUR 5 600). Learn more at www.atlascopco.com.